Subsidiaries of the Registrant

Rocky Mountain Hemp Company (“HempCo”), an active Colorado corporation (Subsidiary)

Eagle Spirit Land & Water Company, an active Oklahoma corporation (Subsidiary)

Rocky Mountain High Water Company, LLC, an active Delaware limited liability company (Subsidiary-consolidated beginning November 12, 2016)

Rocky Mountain High Clothing Company, Inc., an inactive Texas Corporation (Subsidiary)

Smarterita, LLC, an inactive Texas limited liability company (Subsidiary)